UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)*

VOXWARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92906L105

(CUSIP Number)

Donald R. Caldwell
Cross Atlantic Capital Partners
Five Radnor Corporate Center, Suite 555
100 Matsonford Road
Radnor, PA 19087
610-971-6180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92906L105	13D/A	PAGE 2 OF 7 PAGES

1.	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Cross Atlantic Technology Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) X
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware Limited Partnership

NUMBER OF	7.	SOLE VOTING POWER

SHARES		0 shares

BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		1,162,085 shares

EACH	9.	SOLE DISPOSITIVE POWER

REPORTING		0 shares

PERSON	10.	SHARED DISPOSITIVE POWER

WITH		1,162,085 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,162,085 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP NO. 92906L105	13D/A	PAGE 3 OF 7 PAGES

1.	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Cross Atlantic Technology Partners II, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) X
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware Corporation

NUMBER OF	7.	SOLE VOTING POWER

SHARES		0 shares

BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		1,162,085 shares

EACH	9.	SOLE DISPOSITIVE POWER

REPORTING		0 shares

PERSON	10.	SHARED DISPOSITIVE POWER

WITH		1,162,085 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,162,085 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. 92906L105	13D/A	PAGE 4 OF 7 PAGES

1.	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

XATF Management II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) X
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware Limited Partnership

NUMBER OF	7.	SOLE VOTING POWER

SHARES		0 shares

BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		1,162,085 shares

EACH	9.	SOLE DISPOSITIVE POWER

REPORTING		0 shares

PERSON	10.	SHARED DISPOSITIVE POWER

WITH		1,162,085 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,162,085 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP NO. 92906L105	13D/A	PAGE 5 OF 7 PAGES

NAME OF REPORTING PERSON
1
Donald R. Caldwell
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) X
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States of America

		SOLE VOTING POWER
	7
NUMBER OF		9,378

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		2,419,228

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		9,378

WITH		SHARED DISPOSITIVE POWER
	10
		2,419,228

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
2,428,606

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
28.8%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN

CUSIP NO. 92906L105	13D/A	PAGE 6 OF 7 PAGES

EXPLANATORY NOTE

     This Amendment No. 5 amends the Statement on Schedule 13D/A filed on August 30, 2005, by and on behalf of Cross Atlantic Technology Fund II, L.P. (the "Statement"), with respect to the beneficial ownership of common stock, par value $0.001 per share, of the Issuer. This Statement, as amended by this Amendment No. 5, is referred to herein as "Schedule 13D." This Schedule 13D is being filed to report a change in the percentage of beneficial ownership of Cross Atlantic solely as a result of an increase in the number of shares of the Issuer’s common stock outstanding.

     Capitalized terms used and not defined herein have the meanings set forth in the Statement. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5. Interest in Securities of the Issuer.

     (a) Cross Atlantic is the record owner of 1,162,085 shares of the Issuer’s Common Stock. As the sole general partner of Cross Atlantic, XATF may be deemed to own beneficially the shares of Issuer Common Stock owned by Cross Atlantic. As the sole general partner of XATF, Cross Atlantic Partners may be deemed to own beneficially the shares of Issuer Common Stock owned by Cross Atlantic. As the Chairman and Chief Executive Officer of Cross Atlantic, Donald R. Caldwell may be deemed to own beneficially the shares of Issuer Common Stock owned by Cross Atlantic.

     Cross Atlantic holds warrants to purchase 257,605 shares of Common Stock. As the sole general partner of Cross Atlantic, XATF may be deemed to own beneficially the Cross Atlantic Common Stock Warrant Shares. As the sole general partner of XATF, Cross Atlantic Partners may be deemed to own beneficially the Cross Atlantic Common Stock Warrant Shares. As the Chairman and Chief Executive Officer of Cross Atlantic, Donald R. Caldwell may be deemed to own beneficially the Cross Atlantic Common Stock Warrant Shares.

     Donald R. Caldwell has been issued options to purchase 9,378 shares of Common Stock of the Issuer in connection with his service as a member of the board of directors of the Issuer, which are exercisable within 60 days of the date of this Schedule 13D.

     Each of the Reporting Persons, with the exception of Donald R. Caldwell who may be deemed to beneficially own 28.8% of the Common Stock of the Issuer, may be deemed to own beneficially 14.0% of the Common Stock of the Issuer, which percentage is calculated based upon 8,062,893 shares of Common Stock reported to be outstanding by the Issuer as of February 28, 2010, as adjusted pursuant to Rule 13d-3(d)(1). Each of the Reporting Persons, except Cross Atlantic, disclaims beneficial ownership of the shares of Issuer Common Stock owned by Cross Atlantic and the Cross Atlantic Common Stock Warrant Shares.

     (b) See rows (7) through (10) of the cover page for each Reporting Person at the beginning of this Schedule 13D, which are incorporated herein by reference.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Issuer Common Stock or Common Stock Warrant Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Issuer Common Stock or Common Stock Warrant Shares beneficially owned by any of the Reporting Persons.

     (e) Not applicable.

CUSIP NO. 92906L105	13D/A	PAGE 7 OF 7 PAGES

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 25, 2010	CROSS ATLANTIC TECHNOLOGY FUND II, L.P.

By: XATF MANAGEMENT II, L.P., its General Partner

By: CROSS ATLANTIC CAPITAL PARTNERS II, INC., its General Partner

/s/ Brian Adamsky
Name: Brian Adamsky
Title: Chief Financial Officer

Date:	March 25, 2010	/s/ Donald R. Caldwell
Donald R. Caldwell